UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 2, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐                    Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐                    No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

•	Press Release dated February 7, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:	March 2, 2005	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge finalizes transportation services agreements
for Long Lake oil sands project

CALGARY, Alberta, February 7, 2005 – Enbridge Inc. announced today it has entered into definitive agreements with Nexen Inc. and OPTI Canada Inc. (the Long Lake Shippers) to provide pipeline transportation services for the Long Lake oil sands project.

Under the terms of the agreement, Enbridge will construct, own and operate the pipeline and tank facilities required by the Long Lake Project, including one or more diluent laterals, a crude lateral and tank facilities at a proposed terminal on the Athabasca Pipeline, near Cheecham. The estimated cost of these facilities is $40-$45 million with a planned availability for service date in late 2006. Enbridge’s 540-km Athabasca Pipeline will also require capacity expansion from the Cheecham-area terminal to its mainline terminal at Hardisty, Alberta.

The agreements provide for an initial contract volume of up to 60,000 barrels per day of crude oil with provisions for increases to the contract volume. The agreement covering the dedicated Long Lake lateral facilities is for a term of 25 years and the agreement for service on the Athabasca Pipeline is for a 50-month term with extension provisions. The agreements also provide flexibility for the Long Lake Shippers to use a proposed new pipeline – the Waupisoo Pipeline – to move crude oil from the Cheecham terminal to Edmonton.

Enbridge’s Athabasca Pipeline, with ultimate capacity of 570,000 barrels per day, links its Athabasca Terminal, just south of the Suncor plant near Fort McMurray, to the company’s Hardisty Terminal in Central Alberta. The pipeline serves Suncor and, via lateral pipelines, Petro-Canada and EnCana. The Athabasca Terminal has 1.5 million barrels of crude oil storage capacity. The Hardisty Terminal has storage capacity of 1.6 million barrels, with an additional 4 million barrels of storage capacity at the adjacent Hardisty Cavern storage facility, jointly owned by Enbridge and CCS Inc.

The $3.5 billion Long Lake Project, the fourth and next major oil sands project in Canada, is a 50/50 joint venture of Nexen Inc. and OPTI Canada. The first phase consists of SAGD (steam assisted gravity drainage) oil production, integrated with an onsite upgrading facility using both proprietary and conventional upgrading technologies to produce 39-degree API premium sweet crude with a very low sulphur content. Construction of this project is currently under way and first production from the upgrader is expected in 2007.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Investment Community	Media
Colin Gruending	Ian La Couvée
(403) 231-5919	(403) 231-5775
e-mail: colin.gruending@enbridge.com	e-mail: ian.lacouvee@enbridge.com